Exhibit 8.1

List of Subsidiaries

Subsidiarites	Place of Incorporation
MC Hologram Inc.	Cayman Islands
Quantum Edge HK Limited	Hong Kong
Beijing Xihuiyun Technology Co., Ltd	PRC
Shanghai Mengyun Holographic Technology Co., Ltd.	PRC
Shenzhen Mengyun Holographic Technology Co., Ltd.	PRC
Shenzhen BroadVision Technology Co., Ltd.	PRC
Mcloudvr Software Network Technology HK Co., Limited	Hong Kong
Broadvision Intelligence (Hong Kong), Ltd.	Hong Kong
Ocean Cloud Technology Co., Limited.	Hong Kong
Shenzhen Haiyun Xinsheng Technology Co., Ltd.	PRC
Shenzhen Haiyun Xingchen Technology Co., Ltd.	PRC
Yichang Ji Yue Technology Ltd.	PRC
BeiJing Ji Yue Technology Ltd.	PRC
Shenzhen Yushian Technology Co., Ltd.	PRC